

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Scott R. Zemnick
General Counsel
VPC Impact Acquisition Holdings
c/o Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: VPC Impact Acquisition Holdings**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 25, 2021**
> **File No. 333-254935**

Dear Mr. Zemnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers for Shareholders of VIH, page 12

1. We note your response to prior comment 1. Please add disclosure to the Q&A section or the summary explaining that although ICE will beneficially own approximately 65% of Bakkt Pubco common stock following the business combination, the company will not be a controlled company under the applicable rules of the NYSE because of the terms of the voting agreement between ICE and Bakkt Pubco.

Projected Financial Information, page 160

2. Please consider revising the column labeled as revenue to use a more appropriate description. Revenue in this table appears to include the asset value of the cryptocurrency and defining that value as revenue is contrary to your response to prior comment no. 8. Alternatively, consider presenting the asset value in a separate column that does not imply that the amount is revenue.

Management's Discussion & Analysis of Financial Condition and Results of Operations of Bakkt
Key Factors Affecting Our Performance, page 284

3. In response to prior comment 5, you revised your disclosures to state Bakkt has over 250 partners currently accessible through the platform. Additionally, you disclose in your results of operations that revenue materially increased due to the expansion of your loyalty business. Given the material increase, please disclose the partners accessible for all periods presented.

Results of Operations, page 287

4. We have reviewed your response to prior comment 6. Please include the reconciliation of Bridge2 Solutions' revenue included in Bakkt's consolidated statements of operations from February 22, 2020 through December 31, 2020 to Bakkt's reported revenue of $28,495K for the year ended December 31, 2020 in your Results of Operations.

Bakkt Holdings, LLC
Revenue recognition, page F-59

5. We continue to consider your response to prior comment 8 and may have further comments.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Era Anagnosti